SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                YAMANA GOLD INC.
                                ----------------
                                (Name of Issuer)

                           Common Stock, no par value
                           --------------------------
                         (Title of Class of Securities)

                                   98462Y100
                                   ---------
                                 (CUSIP Number)

                               December 31, 2004
                               -----------------
             (Date of Event which requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d - 1(b)
[ ] Rule 13d - 1(c)
[ ] Rule 13d - 1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

--------------------------
 CUSIP No.  98462Y100                    13G
--------------------------



   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          ONTARIO TEACHERS' PENSION PLAN BOARD

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) |_|

                                                                       (b) |_|

   3      SEC USE ONLY


   4      CITIZENSHIP OR PLACE OF ORGANIZATION

          ONTARIO, CANADA
                           5    SOLE VOTING POWER

                                3,302,850
       NUMBER OF
        SHARES             6    SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                 N/A
         EACH
       REPORTING           7    SOLE DISPOSITIVE POWER
        PERSON
         WITH                   3,302,850

                           8    SHARED DISPOSITIVE POWER

                                N/A

   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,302,850

  10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES

          N/A


  11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          2.7%

  12      TYPE OF REPORTING PERSON

          E.P.
                      *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1: Issuer

(a) NAME OF ISSUER: Yamana Gold Inc. (the "Corporation")

(b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
150 York Street, Suite 1902, Toronto, Ontario, Canada, M5H 3S5

Item 2: Person Filing and Securities Statement Being Filed in Respect Of

(a) NAME OF PERSON FILING: Ontario Teachers' Pension Plan Board (the "Board")

(b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
5650 Yonge Street, Suite 500, Toronto, Ontario, Canada, M2M 4H5.

(c) CITIZENSHIP: The Board is a corporation incorporated under the laws of the Province of Ontario, Canada.

(d) TITLE OF CLASS OF SECURITIES: This statement relates to Common Stock, no par value, of the Corporation.

(e) CUSIP NUMBER: 98462Y100

Item 3: If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or
(c), check whether the person filing is a:

The Board is filing this statement pursuant to the "no-action" relief granted to it by the Office of Tender Offers, Division of Corporation Finance of the United States Securities and Exchange Commission in a letter dated May 6, 1992.

(a) [ ] Broker or dealer registered under Section 15 of the Exchange Act.

(b) [ ] Bank as defined in Section 3(a)(6) of the Exchange Act.

(c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d) [ ] Investment company registered under Section 8 of the Investment Company Act.

(e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with 13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4: Ownership

(a) AMOUNT BENEFICIALLY OWNED: 3,302,850 (as of December 31, 2004)

(b) PERCENT OF CLASS: 2.7%

(c) NUMBER OF SHARES AS TO WHICH THE PERSON HAS:

I. Sole power to vote or direct the vote: 3,302,850 II. Shared power to vote or direct the vote: NONE III.Sole power to dispose or direct the disposition:
3,302,850 IV. Shared power to dispose or to direct the disposition: NONE

Item 5: Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6: Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7: Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8: Identification and Classification of Members of the Group

Not Applicable.

Item 9: Notice of Dissolution of Group

Not Applicable.

Item 10: Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE
         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 28, 2005




                                             /s/ Roger Barton
                                             ------------------------------
                                             Name:  Roger Barton
                                             Title: Vice President, General
                                                    Counsel and Secretary